ADASTRA HOLDINGS REPORTS FIRST QUARTER RESULTS; DEMONSTRATING RECORD
QUARTERLY GROSS REVENUES OF $9.5M

  Record Q1 2023 gross revenues of $9.5M, increase of 315% from Q1 2022
  Record Q1 2023 cash provided by operations of $1.5M, compared to $104K in Q1 2022
  Q1 2023 gross profit of $1.7M, increase of 102% from Q1 2022

LANGLEY, BC / ACCESSWIRE / May 30, 2023/ Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company"), a leading cannabis processor and producer of two top Canadian concentrates brands, with a focus on product innovation and commercialization for adult-use and medical markets, is pleased to report financial results for the three months ended March 31, 2023.

"Our triple-digit revenue growth from Q1 2022 as compared to Q1 2023 is a testament to the robust market demand for our exceptional products and our strong presence across Canada," said Michael Forbes, Chief Executive Officer. "Our ownership of both the legendary legacy brand, Phyto Extractions, and the dynamic in-house brand, Endgame Extracts, has solidified our position in the Canadian concentrate market with numerous top-selling products."

"I am immensely proud of our team's innovative mindset and unwavering dedication, which have been instrumental in our accomplishments. Their hard work and creativity have been the driving force behind our remarkable results," added Forbes. "Together, we are poised to continue pushing boundaries and fueling future growth, all with the ultimate goal of creating long-term value for our customers, partners, and shareholders."

Key Q1 2023 Financial Highlights

● Gross revenues of $9.5M in Q1 2023, compared to $2.3M in Q1 2022, representing an increase of 315%, demonstrating strong demand for Adastra's cannabis concentrate brands and products.

● Gross revenues experienced a 39% increase from Q4 2022 to Q1 2023.

● Operating expenses as a percentage of gross revenues decreased from 74% in Q1 2022 to 20% in Q1 2023.

● Q1 2023 cash position increased to $1.9M from operations, an increase of $922K from Q4 2022.

● Inventory levels increased to $4.3M at March 31, 2023, due to the recent buyback of Phyto Extractions inventory. These elevated inventory levels are expected to translate to revenue in future periods.

● Operating expenses increased only 11% from $1.7M during Q1 2022 to $1.9M during Q1 2023 which reflects the Company's ability to maintain consistent operation costs while experiencing triple digit revenue growth.

Key Q1 2023 Corporate and Business Highlights

● In-house brand, Endgame Extracts ranks 3rd, 4th & 5th of the best-selling concentrates in British Columbia, according to Headset1.

● In-house brand, Endgame Extracts ranks 2nd, 3rd, 4th, & 5th of the best-selling concentrates in Alberta, according to Headset1.

● In Q1 2023, new SKUs for in-house brands were accepted for listing in: Ontario - 19; Alberta - 20; Nova Scotia - 1; and Newfoundland - 1.

"With another quarter of record gross revenues, we are more excited than ever with what our team is capable of," said Lachlan McLeod, Chief Financial Officer. "During the quarter, we incurred higher costs to fuel the record gross revenues and we will continue to work on streamlining the growth as we drive Adastra to future profitability."

Financial Statements & Management's Discussion and Analysis

This news release should be read in conjunction with Adastra's interim financial statements and corresponding MD&A for the three months ended March 31, 2023, which can be found on Adastra's issuer profile on SEDAR at www.sedar.com.

1 Source: Headset Data, May 30, 2023

About Adastra Holdings Ltd.

Adastra has become one of Canada's leaders in the supply and manufacturing of ethnobotanical and cannabis products for lawful adult-use. It serves medical markets and engages in forward-looking therapeutic applications. With cannabis concentrate products sold through retailers at more than 1,600 locations across Canada, Adastra's Phyto Extractions and Endgame Extracts brands are now well established with a solid distribution presence. As a Health Canada licensed facility, it specializes in extraction, distillation and manufacturing of a range of cannabis-derived products. Adastra partners with healthcare professionals and practitioners within the regulated environment to create products suitable for the medical cannabis market, with the ultimate aim of addressing the needs of patients. For more information, visit: www.adastraholdings.ca.

Contacts

Michael Forbes, CEO, Corporate Secretary & Director

(778) 715-5011

michael@adastraholdings.ca

Investor Relations

ir@adastraholdings.ca

Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward looking information in this news release includes statements regarding, but not limited to the expectation for future growth, the anticipation of creating long-term value for customers, partners and shareholders, the expectation that increased inventory levels will translate into revenue in future periods and the intention to work on streamlining growth as the Company drives toward future profitability. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information. Important factors that could cause actual results to differ materially from those expressed in the forward-looking information include: the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; reduced demand for cannabis and cannabis related products; reductions in the Company's retail space and store locations; changes in consumer brand preferences; and other factors beyond the control of the Company. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

SOURCE: Adastra Holdings Ltd.